Exhibit 99.7

Baan Company N.V. (in liquidation)

Pursuant to Section 5:25i and Section 5:25d and 5:25m of the Act on financial supervision (Wet financieel toezicht) the undersigned acting in its capacity of liquidator of Baan Company N.V. (in liquidation) (the “Liquidator and the “Company”) hereby announces further to the press releases issued by the Company on August 25 and November 22, 2010 that (i) the Company was informed that an appeal has been filed with the Supreme Court against the decision rendered on August 23, 2010 whereby the objections against the plan of distribution as prepared by the Liquidator were rejected and (ii) that the Company filed with the AFM an interim statement (“tussentijdse verklaring”) pursuant to Section 5:25m of the Act on financial supervision. The interim statement is published on www.invensys.com/baan.

The consequence of the appeal filed with the Supreme Court is that the Liquidator will only be able to make the final distribution of € 0.35 per share when the objections will have been resolved and that the listing of the shares of shares of the Company on Euronext Amsterdam cannot yet be discontinued.

Invensys Administratie B.V.
Baamsche dijk 10
3741LS Baarn

For further information
Name:	Steve Devany
Title:	Head of Corporate Communications
Tel:	+44 (0) 20 3155 1301
Email: steve.devany@invensys.com
Date:	30 November 2010